UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Mark One
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______ .
Commission file number 000-24939
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN Financial Statements December 31, 2006 and 2005
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
EAST WEST BANCORP, INC. 135 North Los Robles Ave., 7th Floor Pasadena, California 91101

EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN

TABLE OF CONTENTS
Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefit for the Years Ended December 31, 2006 and 2005	3

Notes to Financial Statements as of and for the Years Ended December 31, 2006 and 2005	4–7

SUPPLEMENTAL SCHEDULE—
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2006	8

Signature	9

Exhibit Index	10

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
East West Bank Employees 401(k) Savings Plan
Pasadena, California

We have audited the accompanying statements of net assets available for benefits of East West Bank Employees 401(k) Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, for the years ended December 31, 2006 and 2005.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
June 28, 2007

EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Participant-directed investments - at fair value (Notes 1, 2, and 3)	$48,214,853	$37,382,495
Loans to participants	362,250	432,400
Total investments	48,577,103	37,814,895
Receivables:
Participant contributions	164,380	135,454
Employer contribution	101,468	84,433
Total receivables	265,848	219,887
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	48,842,951	38,034,782
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	73,988	43,154
NET ASSETS AVAILABLE FOR BENEFITS	$48,916,939	$38,077,936

See notes to the financial statements.

EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

INVESTMENT INCOME (LOSS):
Net appreciation (depreciation) in fair value of investments (Note 3)	$1,220,521	$(1,733,720)
Loan interest	26,061	16,179
Dividend and interest income	345,962	277,452
Net investment income (loss)	1,592,544	(1,440,089)

CONTRIBUTIONS:
Participant	4,632,555	3,993,731
Employer	2,719,561	1,988,946
Total contributions	7,352,116	5,982,677
Total additions	8,944,660	4,542,588

DEDUCTIONS — Benefits paid	2,499,677	1,947,041

TRANSFER FROM UNITED NATIONAL BANK 401(k) PLAN (Note 1)	4,394,020	-

TRANSFER FROM TRUST BANK 401(k) PLAN (Note 1)	-	487,573

NET INCREASE	10,839,003	3,083,120

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	38,077,936	34,994,816
End of year	$48,916,939	$38,077,936

See notes to the financial statements.

EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN

The following description of the East West Bank Employees 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more complete information.

General—The Plan is a defined contribution plan designed to provide retirement benefits financed by participants’ tax deferred contributions and company contributions on behalf of the participating employees. The Plan is administered by an administrative committee appointed by the Board of Directors of East West Bank, the Plan’s sponsor (the “Bank” or the “Plan Sponsor”). Prudential Trust Company (the “Trustee”) serves as the trustee for the Plan. The Plan became effective January 1, 1986. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). On August 6, 2004, the Bank acquired Trust Bank; on June 1, 2005, the assets of the Trust Bank 401(k) Plan were transferred to the Plan. On September 6, 2005, the Bank acquired United National Bank; on March 31, 2006, the assets of the United National Bank 401(k) Plan were transferred to the Plan.

Eligibility—Under the terms of the Plan, employees of the Bank become eligible to participate in the Plan as of the first day of the first calendar month beginning after the date the employee attains the age of 21 years and completes three months of service with the Bank.

Contributions—Eligible employees may elect to defer up to 15% of their compensation before taxes (limited to $15,000 and $14,000 in 2006 and 2005, respectively). The Bank matches 100% of the first 6% of a participant’s deferred compensation. Participants direct the investment of their contributions and match into various investment options offered by the Plan. Plan participants age 50 or older were allowed to contribute an additional $5,000 and $4,000 into their plan in 2006 and 2005, respectively.

Investments—Participants direct the investments of their contributions into various investment options offered by the Plan. Prior to January 1, 2007, contributions from the Plan Sponsor were automatically invested in East West Bancorp, Inc. stock. As of January 1, 2007, future contributions from the Plan Sponsor will be in the form of cash and allocated to participants current investment elections.

Vesting, Benefits, and Benefits Payable—Participants are fully vested in the portion of their accounts which resulted from their contributions and earnings on their voluntary contributions. Participants become vested in the contributions received from the Plan Sponsor at the rate of 20% per year for each full year of service after the first year so that the participants become 100% vested after five years of credited service.

Benefits are recorded when paid. If the vested account balance is less than $1,000, benefit payments are determined and disbursed by the Trustee upon notification of the participant’s death, disability, retirement, or termination of employment. If the vested balance is $1,000 or more, benefit payments are determined and disbursed by the Trustee upon receipt of a request from the participant or the participant’s estate. As of December 31, 2006 and 2005, $10,886 and $10,471, respectively, was due to terminated participants. Prior to March 28, 2005, benefit payments were disbursed by the Trustee without the receipt of a request from the participant if the vested account balance was less than $5,000.

Forfeited Accounts—At December 31, 2006 and 2005, forfeited nonvested accounts totaled $137,390 and $4,349, respectively. These accounts will be used to reduce future employer contributions. During the years ended December 31, 2006 and 2005, employer contributions were reduced by $0 and $133,033, respectively, from forfeited nonvested accounts.

Participant Accounts—Each participant’s account is credited with the participant’s contribution, the Bank’s contribution, the Plan’s earnings or losses, and if applicable, rollovers from plans of prior employers. Allocations of earnings or losses are based on account balances as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Loans to Participants—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the participant notes fund. Loan terms range from 1 to 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the vested balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. At December 31, 2006 and 2005, interest rates on outstanding loans to participants ranged from 5.00% to 9.25% and mature through 2026. Principal and interest are paid ratably through bimonthly payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments—The Plan’s investments are stated at their fair value measured by quoted market prices or the quoted market prices of the underlying investments.

Fully Benefit-Responsive Investment Contracts—In December 2005, the Financial Accounting Standards Board issued Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("the FSP"). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined-contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As described in the FSP, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through participation in the Wells Fargo Stable Value Fund ("Stable Value Fund"), a common collective trust. As required by the FSP, investments in the accompanying statements of net assets available for benefits presents the fair value of the Stable Value Fund, as well as the adjustment of the Stable Value Fund related to fully benefit-responsive investment contracts from fair value to contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005, presented for comparative purposes.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risk Management—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses—Administration expenses of the Plan are paid by the Plan Sponsor, as provided in the plan document.

Investment Income—The Plan presents in the statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.	INVESTMENTS

The following presents the Plan’s investments, as of December 31, 2006 and 2005, that represented 5% or more of the Plan’s net assets available for benefits:

2006

East West Bancorp, Inc. Common Stock	$19,814,606
Stable Value Fund	5,219,921
Fidelity Advisor Equity Growth Fund	4,012,872
Franklin Flex Cap Growth Fund	3,846,221
Dryden Stock Index Fund Z	3,447,033
Dryden International Equity Fund A	3,115,764

2005

East West Bancorp, Inc. Common Stock	$18,606,917
Fidelity Advisor Equity Growth Fund	3,154,911
Stable Value Fund	3,082,408
Franklin Flex Cap Growth Fund	3,065,440
Dryden Stock Index Fund Z	2,233,599
MFS Research Fund	2,071,607

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value for the years ended December 31, 2006 and 2005, as follows:

	2006	2005

Common collective trust	$179,641	$74,128
Mutual funds	1,685,623	721,871
Common stock	(644,743)	(2,529,719)

Total	$1,220,521	$(1,733,720)

4.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Bank for administrative expenses amounted to $36,394 and $29,656 for the years ended December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, the Plan held 559,419 and 509,918 shares, respectively, of common stock of East West Bancorp, Inc., the parent company of the Plan Sponsor.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participant accounts will become 100% vested and will be distributable to participants in accordance with the Plan.

6.        FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated September 12, 2003, that the Plan and the related trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Plan Sponsor believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor,	Description of Investment, Including Maturity Date,
	or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	Franklin Flex Cap Growth Fund	90,627 shares, Mutual fund	$ 3,846,221

*	Dryden Stock Index Fund Z	109,499 shares, Mutual fund	3,447,033

	MFS Total Return Fund	133,180 shares, Mutual fund	2,154,852

	Fidelity Advisor Equity Growth Fund	78,484 shares, Mutual fund	4,012,872

	Franklin Convertible Securities Fund	108,538 shares, Mutual fund	1,770,255

	MFS Research Fund	100,035 shares, Mutual fund	2,385,838

	Wells Fargo Stable Value Fund	136,831 shares, Common collective trust	5,219,921

*	Dryden International Equity Fund A	350,480 shares, Mutual fund	3,115,764

	PIMCO Total Return Fund	119,101 shares, Mutual fund	1,236,266

	American Funds Washington Mutual Fund	37,038 shares, Mutual fund	1,285,213

*	East West Bancorp, Inc.	559,419 shares, Common stock	19,814,606

*	Loans to participants	Participant loans (maturing 2007 to 2026 at interest	362,250
		rates of 5.00%–9.25%)

			$ 48,651,091

*	Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2007
EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN
	By	/s/ Julia S. Gouw
JULIA S. GOUW
Executive Vice President, Chief Financial Officer and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm (filed herewith).